Exhibit 17.3

February 10, 2023

To the Board of Directors of Earth Science Tech, Inc. Re: Resignation from Chief Executive Officer and member of the Board of Directors

To the Board of Directors:

I hereby resign from my positions as Chief Executive Officer and and member of the Board of Directors of Earth Science Tech, Inc., a Florida corporation (the “Corporation”), effective as of the date set fourth above. My resignation is not the result of any disagreement with the Corporation or any other entity on any matter relating to the operations, policies (including accounting or financial policies) or practices of the Corporations.

By:	/s/ Nickolas S. Tabraue
Nickolas S. Tabraue